Yukon Resources Corp.
206-475 Howe St.
Vancouver, B.C.
Canada, V6C 2B3

Tel: (604) 629-1075
Fax: (604) 685-7955

February 1, 2005

VIA EDGAR, Facsimile & Federal Express

US Securities and Exchange Commission
SEC Office of Small Business
450 Fifth Street, NW
Washington, DC 20549-0304
USA

Re: Request for acceleration of the effective date of the
Registration Statement on Form SB-2 of Yukon Resources Corp.
Filed January 11, 2005
File No. 333-118980

Attention: Brigitte Lippmann

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Yukon Resources Corp. be declared effective at 5:00 PM Eastern Time on February 7, 2005 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Yukon Resources Corp. acknowledges that:

  should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Yukon Resources Corp.

/s/ Thornton J. Donaldson

Per:
Thornton J. Donaldson
President